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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Securities Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 Broadway Suite 600
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. Portnoy CPA, P.C.
(Name – *if individual, state last, first, middle name*)

410 Jericho Turnpike, Suite 102, Jericho NY 11753
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 1 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 8 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

RS 3/10

OATH OR AFFIRMATION

I, Lynda Davey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Securities Ltd., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— none —

Alex A Eshmoili
Notary Public, State of New York
No. 01ES6150204
Qualified in Queens County
My Commission Expires 07/24/2010

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

AVALON SECURITIES, LTD.

DECEMBER 31, 2007

M. PORTNOY CPA, P.C.
Certified Public Accountant

AVALON SECURITIES, LTD.

NEW YORK, NEW YORK

DECEMBER 31, 2007

TABLE OF CONTENTS

M. PORTNOY CPA, P.C.
Certified Public Accountant

Mailing address:
410 Jericho Turnpike, Suite 102
Jericho, New York 11753

559 West 45th St.
New York, New York 10036

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Avalon Securities, Ltd.
New York, New York

I have audited the accompanying statement of financial condition of Avalon Securities, Ltd. as at December 31, 2007 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I have conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used an significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avalon Securities, Ltd. as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. Portnoy CPA, P.C.

New York, New York
February 11, 2008

Tel. (516) 827-4063 / (212) 997-5060 / Fax (516) 827-4068
mikeportnoycpa@aol.com

AVALON SECURITIES, LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Current assets		
Cash	$12,065	
Total current assets		$ 12,065
Other assets		4,870
Total assets		$16,935

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accounts payable		$1,850
Stockholder's equity		
Capital stock – authorized: 1,000 shares no par value, issued and outstanding: 100 shares	$8,000	
Stockholder's undistributed income	7,085	
Total stockholder's equity		$15,085
Total liabilities and stockholder's equity		$16,935

The accompanying independent auditor's report and notes to financial statements are integral parts of this statement.

AVALON SECURITIES, LTD.

INCOME STATEMENT

YEAR ENDED DECEMBER 31, 2007

Revenue		
Fees	$37,840	
Interest income	1	
Total revenues		$37,841
Expenses		
Broker dealer expenses	$ 882	
Administrative expenses	31,556	
Professional fees	3,500	
Taxes	500	
Total expenses		36,438
Net income		$ 1,403

The accompanying independent auditor's report and notes to financial statements are integral parts of this statement.

M. PORTNOY CPA, P.C.
Certified Public Accountant

AVALON SECURITIES, LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

Stockholder's undistributed income – beginning of year	$5,682
Net income	1,403
Stockholder's undistributed income – end of year	$7,085

The accompanying independent auditor's report and notes to financial statements are integral parts of this statement.

AVALON SECURITIES, LTD.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash provided by operating activities:	
Net income	$ 1,403
Change in assets and liabilities	
(Increase) in other current assets	(578)
Increase in accounts payable	1,850
Net increase in cash	2,675
Cash and cash equivalents at beginning of year	9,390
Cash and cash equivalents at end of year	$ 12,065

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest $ 0
Income taxes $400

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

The accompanying independent auditor's report and notes to financial statements are integral parts of this statement.

AVALON SECURITIES, LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 – Nature of Business

Avalon Securities, Ltd. (The "Company") is a registered securities broker-dealer that arranges private and public placements of debt and equity financing for clients through the United States.

NOTE 2 – Summary of Significant Accounting Policies

Income Taxes

The Company, with the consent of its stockholder, has elected treatment as a small business corporation under Subchapter S of the Internal Revenue Code and the related provision of the New York State Franchise Tax Law. Under the aforementioned provisions, corporate income or loss and any tax credits earned are included in the stockholder's individual federal and state income tax returns. The Company is subject to New York City Corporation income tax.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimated.

NOTE 3 – Related Party Transactions

The Company is affiliated through common ownership with a private investment bank, Avalon Group, Ltd. ("Group") that provides advisory services regarding acquisitions, divestitures, valuations, restructuring and financings. Group will charge the Company an administrative fee for providing all the expenses for the Company.

NOTE 4 – Concentration of Credit Risk

The Company maintains a cash account at a bank, which is insured by the Federal Deposit Insurance Corporation up to $100,000.

NOTE 5 – Special Reserve Account

The Company is not required to maintain a special reserve bank account for the protection of customers as required by rule 15c3-3 of the SEC under section k(20)ii of the Rule.

NOTE 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had a net capital of $10,215 which was $5,215 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to new capital was 1.3 to 1.

M. PORTNOY CPA, P.C.
Certified Public Accountant

AVALON SECURITIES, LTD.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

SUPPLEMENTARY SCHEDULE

Stockholder's equity	$ 15,085
Non-allowable assets	(4,870)
Net capital	10,215
Capital required	(5,000)
Net capital in excess of requirement	$ 5,215

No material differences exist between this schedule and Focus Report Part 11A filed by the Company.

Computation for Determination of Reserve Requirements under Exhibition A of Rule 15c3-3:
Member exempt under 15c3-3 (k) (2) (i).

Information relating to possession and control requirements under Rule 15c-3:
Member exempt under 15c3-3 (k) (2) (i).

Schedule of Segregation Requirement and Funds on Deposit in Segregation: Member has no requirement.

M. PORTNOY CPA, P.C.
Certified Public Accountant

M. PORTNOY CPA, P.C.
Certified Public Accountant

Mailing address:
410 Jericho Turnpike, Suite 102
Jericho, New York 11753

559 West 45th St.
New York, New York 10036

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITOR

To The Board of Directors
Avalon Securities, Ltd.
New York, New York

In planning and performing my audit of the financial statements of Avalon Securities, Ltd. for the year ended December 31, 2007, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 171a-5(g)(l) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Avalon Securities, Ltd. that I considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did no review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry securities for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued.../

Tel. (516) 827-4063 / (212) 997-5060 / Fax (516) 827-4068
mikeportnoycpa@aol.com

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITOR

To The Board of Directors
Avalon Securities, Ltd.
New York, New York

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certifies Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, recognizing it is not practicable in an organization the size of Avalon Securities, Ltd. To achieve the division of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management, I did not note any matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC objectives.

This report is intended solely for use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

M. Portnoy CPA, P.C.

M. PORTNOY CPA, P.C.
Certified Public Accountant

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name:
Avalon Securities, Ltd.

Address:
1375 Broadway New York, NY 10018

Telephone:
(212) 764-5610

SEC Registration Number: 8-44993

FINRA Registration Number: 30522

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

(ii) Accounting Firm

Name: M. Portnoy CPA, P.C.

Address: 410 Jericho Turnpike, Suite 102
Jericho, NY 11753

Telephone: (516) 827-4063

Accountant's State Registration Number:
040882

(iii) Audit date covered by the Agreement: 01 / 01 / 2007
(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2007*

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: Lynda Davey

(By Firm's FINOP or President)

Title: President/CEO Date: Feb 22, 2008

M. PORTNOY CPA, P.C.
Certified Public Accountant

Mailing address:
410 Jericho Turnpike, Suite 102
Jericho, New York 11753

559 West 45th St.
New York, New York 10036

January 15, 2008

Avalon Securities, Ltd.
Lynda Davey
1375 Broadway
New York, NY 10019

Dear Ms. Davey:

We are pleased to confirm our understanding of the services we are to provide for Avalon Securities, Ltd. For the year ended December 31, 2007.

We will audit the balance sheet of Avalon Securities, Ltd. As of December 31, 2007, and the related statements of income, retained earnings and cash flows for the year then ended. Also, the following additional information accompanying the basic financial statements will not be subjected to the auditing procedures applied in our audit of the financial statement:

> Supplementary report of independent auditor, as required by rule 17a-5(g) (1) of the Securities Exchange Commission.

We will also prepare the Company's Federal and State income tax returns for the year ended December 31, 2007.

The objective of our audit is the expression of an opinion about whether your financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit will be conducted in accordance with U.S. generally accepted auditing standards and will include tests of your accounting records and other procedures we consider necessary to enable us to express such an opinion. If our opinion is other than unqualified, we will discuss the reasons with you in advance. If, for any reason, we are unable to complete the audit or are unable to form or have not formed an opinion, we may decline to express an opinion or to issue a report as a result of this engagement.

Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, tests of the physical existence of inventories, and direct confirmation of receivables and certain other assets and liabilities by correspondence with selected customers, creditors, and financial institutions. We will also request written representations from your attorneys as part of the engagement, and they may bill you for responding to this inquiry. At the conclusion of our audit, we will require certain written representations from you about the financial statements and related matters.

Continued../

Tel. (516) 827-4063 / (212) 997-5060 / Fax (516) 827-4068
mikeportnoycpa@aol.com

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. We will plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether from

a) errors
b) fraudulent financial reporting
c) misappropriation of assets, or
d) violations of laws or governmental regulations that are attributable to the entity or to acts by management or employees acting on behalf of the entity

Because an audit is designed to provide reasonable, but not absolute, assurance and because we will not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us. In addition, an audit is not designed to detect immaterial misstatements or violations of laws or governmental regulations that do not have a direct and material effect on the financial statements. However, we will inform you of any material errors that come to our attention, and we will inform you of any fraudulent financial reporting or misappropriation of assets that comes to our attention, unless clearly inconsequential. Our responsibility as auditors is limited to the period covered by our audit and does not extend to any later periods for which we are not engaged as auditors.

We appreciate the opportunity to be of service to you and believe this letter accurately summarizes the significant terms of our engagement. If you have any questions, please let us know. If you agree with the terms of our engagement as described in this letter, please sign the enclosed copy and return it to us.

Very truly yours,

M. PORTNOY CPA, P.C.

M Portnoy CPA, PC

This letter correctly sets forth the understanding of Avalon Securities, Ltd.

Officer signature: Lynda Davey

Print Name: Lynda Davey

Title: Chief Executive Officer

Date: January 15, 2008

END